UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at NOVEMBER 15, 2011

Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

15th Floor - 1040 W. Georgia St.
Vancouver, British Columbia
Canada V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the Period Ended September 30, 2011

99.2	Management’s Discussion and Analysis for the Period Ended September 30, 2011

99.3	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO

99.4	Form 52-109F2 - Certification of Interim Filings - Full Certificate -CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Dynasty Minerals Ltd.
(Registrant)

Date: November 15, 2011	By:	/s/ Marchand Snyman

Marchand Snyman
	Title:	Director, Chief Financial Officer